October 2, 2019

Gregg Adzema
Executive Vice President and Chief Financial Officer
Cousins Properties Incorporated
3344 Peachtree Road NE
Suite 1800
Atlanta, Georgia 30326-4802

       Re: Cousins Properties Incorporated
           Form 10-K For the Fiscal Year Ended December 31, 2018
           Filed February 6, 2019
           File No. 001-11312

Dear Mr. Adzema:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction